Jade House Management LLC

(a Florida Limited Liability Company)

Reviewed Financial Statements

As of the date of inception March 18, 2025

Reviewed by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Jade House Management LLC

Table of Contents











Alice CPA

Independent Accountant's Review Report

May 16, 2025
To: Board of Directors of Jade House Management LLC
Attn: John Visciano, CEO
Re: Inception Financial Statement Review– Jade House Management LLC

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Jade House Management LLC (the "Company"), which comprise the balance sheet as of the date of inception March 18, 2025 and the related statements of income, equity, and cash flows for the date then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Jade House Management LLC for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
May 16, 2025

229 Park Ave S, Suite 70037
New York, New York 10003-1502

Info@Alice.CPA

JADE HOUSE MANAGEMENT LLC
BALANCE SHEET
As of March 18, 2025 (date of inception)
(Unaudited)

ASSETS

Current Assets

Cash and cash equivalents	$	-
Total Current Assets		-
Total Assets	$	-

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Accounts payable	$	-
Total Current Liabilities		-
Total Liabilities		-
Members' Equity		
Members contributions		-
Retained Earnings/ (Accumulated deficit)		-
Total Members' Equity		-
Total Liabilities and Members' Equity	$	-

The accompanying footnotes are an integral part of these financial statements.

JADE HOUSE MANAGEMENT LLC
INCOME STATEMENT
As of March 18, 2025 (date of inception)
(Unaudited)

Revenues	$	-
Operating Expenses		
Advertising and marketing		-
General and administrative		-
Salaries and wages		-
Rent		-
Professional services		-
Depreciation and amortization		-
Total Operating Expenses		-
Net Income (Loss)	$	-

The accompanying footnotes are an integral part of these financial statements.

JADE HOUSE MANAGEMENT LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
As of March 18, 2025 (date of inception)
(Unaudited)

	Members' Contributions	Retained Earnings/ (Accumulated Deficit)	Total Members' Equity
Beginning Balance	$ -	$ -	$ -
Members' contributions	-	-	-
Net loss	-	-	-
Balance as of March 18, 2025	$ -	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

JADE HOUSE MANAGEMENT LLC
STATEMENT OF CASH FLOWS
As of March 18, 2025 (date of inception)
(Unaudited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	-
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization		-
Changes in operating assets and liabilities:		
Accounts payable		-
Net cash provided by (used in) operating activities		-
Cash Flows from Investing Activities		
Net cash used in investing activities		-
Cash Flows from Financing Activities		
Member contribution		-
Net cash used in financing activities		-
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	-
Supplemental information		
Interest paid	$	-
Income taxes paid	$	-

The accompanying footnotes are an integral part of these financial statements.

JADE HOUSE MANAGEMENT LLC
NOTES TO FINANCIAL STATEMENTS
AS OF MARCH 18, 2025 (DATE OF INCEPTION)
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Jade House Management LLC (which may be referred to as the "Company," "we," "us," or "our") was formed in Florida on March 18, 2025. The Company is a privately held services entity that develops, manages, and operates the Outpatient / Medication-Assisted Treatment (MAT) Program as an independent initiative. The Company also provides medical billing, utilization review, administrative support, and real estate leasing services. The Company also contracts with Jade House Treatment Center, Inc., a related-party entity by common ownership, for medical billing, utilization review, administrative support and real estate leasing.

As of the inception date, the Company has not yet commenced operations. It is anticipated that the Company will incur losses before generating positive retained earnings. Over the next twelve months, the Company intends to fund its operations through capital raises, contingent upon the realization of such funds, and to support the launch and ongoing management of the Outpatient / MAT Program as a standalone entity.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company does not have any bank account yet as of March 18, 2025.

Fair Value Measurements

JADE HOUSE MANAGEMENT LLC
NOTES TO FINANCIAL STATEMENTS
AS OF MARCH 18, 2025 (DATE OF INCEPTION)
(UNAUDITED)

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of March 18, 2025.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of March 18,2025, the Company had not begun recognizing sales.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – EQUITY

As of March 18, 2025, the Company has not yet received any investments and is 100% owned by the founder John Visciano. The Company has authorized a total of 100,000 member units and an options pool up to 7% of total membership units.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

JADE HOUSE MANAGEMENT LLC
NOTES TO FINANCIAL STATEMENTS
AS OF MARCH 18, 2025 (DATE OF INCEPTION)
(UNAUDITED)

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from members and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Operating Agreement and Investor Profit Share Structure

On May 16, 2025, the Company entered into an Operating Agreement with John Visciano to provide for the governance of the Company, the conduct of its business, and to specify the parties' respective rights and obligations.

Subsequent to execution, the Company revised the investor compensation structure originally contemplated as a quarterly share of gross revenue. The revised structure provides for a quarterly profit share based on net income (after operational expenses), rather than gross revenue. This change was made to ensure long-term sustainability and financial alignment.

The revised profit share model includes a phased implementation, beginning in month 14 of operations, to preserve the Company's initial capitalization and allow for reinvestment during the early-stage launch phase.

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,235,000 in Simple Agreements for Future Equity (SAFEs). The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder ("Intermediary"). The Intermediary will be entitled to receive a commission fee and/or securities issued in this offering.

The Company anticipates offering investors a quarterly revenue share of gross revenue, net of refunds.

Management's Evaluation

Management has evaluated subsequent events through May 16, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.